Exhibit G

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35- _____________)
       Cinergy Corp., a registered holding company ("Cinergy"), at 139
East Fourth Street, Cincinnati, Ohio 45202, has filed a post-effective amendment to its application under sections 9(a) and 10 of the Act and rules 51 and 54 thereunder.
       By order dated August 28, 1996, HCAR No. 26562 ("1996 Order"), the Commission authorized Cinergy to acquire, from time to time through December 31, 2002 ("Authorization Period"), up to a 20% limited partnership interest in Nth Power Technologies Fund I, L.P. ("Fund"), a California limited partnership formed to invest in privately-held energy technology companies, for a total investment of $10 million ("Original Investment Cap").
       In connection with a recent default by one of the Fund's limited partners, Cinergy now proposes to acquire, on or before December 15, 1998, a portion of the defaulted party's limited partnership interest, representing a capital commitment of $4,000,000, for a total additional investment of $3,303,000. Upon consummation of the proposed transactions, and over the term of the Authorization Period, Cinergy would hold not more than a 26.5% limited partnership interest in the Fund based on a total cash investment not to exceed $13,303,000 ("Proposed Investment Cap").
       To finance the additional investment in the Fund, Cinergy plans to borrow funds under an existing bank credit facility pursuant to HCAR No. 26819, dated January 20, 1998.
       Except to replace the Original Investment Cap with the Proposed Investment Cap, Cinergy seeks no modifications to the terms and conditions of the 1996 Order. Cinergy states that there has been no change in the investment objectives of the Fund or in the terms of the Fund's limited partnership agreement. Cinergy represents that it will not seek recovery through higher rates to utility customers to compensate it for any losses or inadequate returns it may incur from investments in the Fund, including the proposed incremental investment.
       For the Commission, by the Division of Investment Management, pursuant to delegated authority.